August 16, 2011

VIA EDGAR

Debbie Skeens, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SEC Staff Comments on Post-Effective Amendment No. 32 to the Registration
Statement on Form N-1A of AXA Premier VIP Trust (File Nos. 811-10509 and 333-70754)

Dear Ms. Skeens:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on July 22, 2011 concerning Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2011, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 33 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

PROSPECTUSES

1.

Certain Portfolios that serve as underlying funds also are structured as funds-of-funds (see, e.g., EQ/Quality Bond Plus Portfolio). Please explain supplementally the legal basis under Section 12 of the 1940 Act for this structure and how the insurers obligations under Section 26(f) of the 1940 Act (e.g., reasonableness of fees) are met given this structure.

None of the Trust’s funds-of-funds Portfolios serve as underlying funds to other funds-of-funds Portfolios of the Trust or EQ Advisors Trust. In accordance with the exemption provided by Section 12(d)(1)(G) of the 1940 Act, shares of the Trust’s fund-of-funds Portfolios that rely on Section 12(d)(1)(G) are not sold to other portfolios of the Trust or EQ Advisors Trust that rely on that exemption.

Debbie Skeens, Esq.

August 16, 2011

2.	Fee Tables

(a)

With respect to those Portfolios that reflect the effect of an expense limitation arrangement in their fee tables, the relevant footnote discloses that the arrangement is effective through April 30, 2012. As April 30, 2012 is not one year from the anticipated effective date of this Post-Effective Amendment, please remove the expense limitation line items and related footnote from the fee tables. (See Form N-1A, Item 3, Instruction 3(e).)

The Trust has not removed the relevant expense limitation line items and related footnotes as requested. However, in response to the staff’s comment, the Trust has revised the relevant footnote to reflect that the expense limitation arrangement will be in effect through August 31, 2012 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement).

(b)

The Multimanager Core Bond Portfolio discloses that it may invest in Underlying Portfolios, but the fee table for this Portfolio does not include Acquired Fund Fees and Expenses. Please confirm supplementally that no Acquired Fund Fees and Expenses should be disclosed per Item 3 of Form N-1A.

The Trust confirms that the fee table for the Multimanager Core Bond Portfolio does not require a line item for Acquired Fund Fees and Expenses.

3.	Principal Investment Strategies and Principal Risks

All Prospectuses

(a)

For each Portfolio that describes derivatives, please review the principal investment strategy and risk disclosure to ensure that it is not generic or standardized and that it describes the actual derivative instruments in which the Portfolio will invest and the related risks. (See Barry Miller Letter to the ICI dated July 30, 2010.)

The Trust has not made any changes in response to this comment. As indicated in the Trust’s letter to Sonny Oh of the SEC staff dated April 29, 2011, the Trust reviewed the prospectus disclosure for each Portfolio that invests in derivative instruments as part of its principal investment strategy in connection with its annual update process and in response to the same comment from the staff. At that time, in consultation with the staff, the Trust updated certain derivative disclosures consistent with the comment and the Trust confirmed with the staff its belief that the disclosure is not generic or

Debbie Skeens, Esq.

August 16, 2011

standardized and that it describes the derivative instruments that the Portfolio intends to utilize and associated principal risks.

(b)	Confirm supplementally that each type of derivative instrument named in the Derivatives Risk disclosure is consistent with the overall investment strategy of a Portfolio.

The Trust notes that the Derivatives Risk disclosure in the section of the prospectuses entitled “The Principal Risks of Investing in the Portfolio” does not refer to specific types of derivative instruments. The Trust confirms, however, that the types of derivative instruments named in each Portfolio’s principal investment strategy disclosure are consistent with that Portfolio’s overall investment mandate.

AXA Allocation Portfolios’ Prospectus

(c)

Where “international equities” is an asset category in which a Portfolio invests, please revise the principal investment strategy disclosure to state the extent to which the Portfolio invests in emerging markets.

None of the AXA Allocation Portfolios invest in emerging markets as a principal investment strategy and, therefore, the Trust has not made any changes in response to this comment.

Target Allocation Portfolios’ Prospectus

(d)

Foreign Securities Risk refers to emerging markets. If emerging markets risk is a principal risk of a Portfolio’s foreign securities investment strategy, please disclose the extent to which the Portfolio invests in emerging markets. If a Portfolio’s investment in emerging markets is significant, please include emerging markets as an asset category in which the Portfolio invests.

Emerging markets risk is not a principal risk of any Target Allocation Portfolio and no Target Allocation Portfolio invests significantly in emerging markets. Accordingly, the Trust has not made any changes in response to this comment.

4.	Risk/Return Bar Charts and Tables

(a)	For each Portfolio, please include the best and worst quarter performance information.

The	Trust has added the requested disclosure.

Debbie Skeens, Esq.

August 16, 2011

(b)

Since the performance information to be included in the prospectuses is that of the Class A shares or the Class B shares, references to Class K shares in the bar charts and tables should deleted and replaced with Class A shares or Class B shares, as applicable.

In response to the staff’s comment, the Trust has deleted the references to the Class K shares in the risk/return bar charts and tables.

5.	Who Manages the Portfolio

In the Multimanager Portfolios’ prospectus, please consider clarifying which Adviser manages which portion of the Portfolio.

The Trust has made the requested change.

6.	More About Investment Strategies & Risks – Risks

In the AXA Allocation and Target Allocation Portfolios’ prospectuses, Derivatives Risk is listed as a general risk of each Portfolio. Please explain the extent to which each Portfolio invests in derivatives and under what circumstances a Portfolio invests in derivatives. If derivatives are a principal investment strategy of a Portfolio, please disclose this fact in the summary section of the Prospectus.

The AXA Allocation and Target Allocation Portfolios do not currently invest in derivatives. The Trust notes that the introductory sentence under “General Risks of the AXA Allocation Portfolios and the Underlying Portfolios” and “General Risks of the Target Allocation Portfolios and the Underlying Portfolios” states that “each of the [P]ortfolios and the Underlying Portfolios may be subject to certain general investment risks….” (Emphasis added.) Derivatives Risk is included in this section of the prospectuses because it may be a general investment risk of an Underlying Portfolio. The AXA Allocation and Target Allocation Portfolios’ exposure to Derivatives Risk is solely through their investments in Underlying Portfolios that invest in derivatives.

Debbie Skeens, Esq.

August 16, 2011

MISCELLANEOUS

7.

Please provide responses to all comments that ask for confirmation (supplementally or otherwise) prior to the effective date of the PEAs. Please also provide “Tandy” representations in the form of EDGAR correspondence prior to the effective date of the PEAs.

A letter responding to all comments that ask for confirmation was filed in the form of EDGAR correspondence on August 11, 2011. This response letter and a “Tandy” letter have been filed in the form of an EDGAR correspondence with Post-Effective Amendment No. 33.

*    *    *    *    *

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Andrea Ottomanelli Magovern, Esq.

K&L Gates LLP